UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File Number: 1-32575
Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☑ Form 40-F ☐

Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Regulatory release.
99.2	Shell plc – Three and six month periods ended June 30, 2024 Unaudited Condensed Interim Financial Report.
This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report. This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Interim Consolidated Financial Statements of the Registrant and its subsidiaries for the three and six month periods ended June 30, 2024, and Business Review in respect of such period.
This Report on Form 6-K is incorporated by reference into:
(a) the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

b) the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Shell plc
(Registrant)

By:	/s/ Sean G. Ashley

Name: Sean G. Ashley
Title: Company Secretary
Date: August 1, 2024